GOLF ASSOCIATED FUND
                           LETTER OF INVESTMENT INTENT



To the Board of Trustees of Golf Associated Fund:

      The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of Golf Associated Fund in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of One Hundred Thousand Dollars ($100,000.00).

      The Purchaser agrees that the Interest is being purchased for investment with no present intention of reselling or redeeming said Interest.

      Dated and effective this 16th day of October, 1998.


                        GOLF INVESTMENT MANAGEMENT, INC.

                        By:   /s/Michael T. Williams
                              ----------------------
                              Michael T. Williams
                              President